PE
4-1-02

02030748

EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2002

UPM-KYMMENE CORPORATION
(Translation of registrant's name into English)

Eteläesplanadi 2
FIN-00130 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....

UPM-KYMMENE CORPORATION Stock Exchange Release 10 April, 2002 at 9:00 a.m.

UPM-Kymmene and APRIL to agree on loan repayment terms and higher enviromental standards

UPM-Kymmene and Asia Pacific Resources International Holdings Ltd (APRIL) have agreed upon the extension of the term and the new conditions of the USD 121 million loan. The loan was originally granted to APRIL on 19 April, 1999 and it will now be repaid through regular instalments, first of which have already been paid. The final maturity is December 31, 2006. The collateral for the loan will remain the same, i.e. shares in P.T. Riau Andalan Pulp & Paper (Riau Pulp), the Indonesia-based pulp producing subsidiary of APRIL.

A new round of environmental improvements have been agreed in connection to the extension of the loan maturity. UPM-Kymmene has previously agreed on pulp supply from Riau Pulp to UPM-Kymmene Paper in Changshu, China. The parties have made modifications to the environmental clauses of the pulp supply agreement which are in addition to the previously agreed obligation to adhere to high environmental standards.

Riau Pulp will conduct a third party audit by an independent auditor, concerning the allegations on illegal logging. The audit is to be started as soon as possible and if deficiencies are found, Riau Pulp will take corrective actions.

Riau Pulp has certified six of their forest concession areas according to the ISO 14001 Environmental Management System. The company will continue the process to certify the rest of the concession areas and the mills.

Out of the pulp supply to Changshu a considerable part will now be made of wood from acacia plantations. From 2004 onwards the Changshu pulp is solely based on acacia.

Additionally, APRIL and Riau Pulp have announced a moratorium on logging in their concession in the Tesso Nilo area in Indonesia, while they are engaged in discussions with relevant stakeholders to find mutually acceptable solutions to preserve the biodiversity in the area. UPM-Kymmene also supports the development of the Tesso Nilo national park project.

For loan information, please contact Olavi Kauppila, Vice President, Investor Relations, tel. +358 204 15 0658, and for environmental information, please contact Pehr-Eric Pått, Senior Advisor, tel. +358 204 15 0524

UPM-Kymmene Corporation

Markku Franssila
Senior Vice President, Corporate Communications

DISTRIBUTION
Helsinki Stock Exchange
New York Stock Exchange
The main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2002

UPM-KYMMENE CORPORATION

By: ______________________

Name: Markku Franssila
Title: Vice President, Corporate Communications

By: ______________________

Name: Olavi Kauppila
Title: Vice President, Investor Relations